UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

                                                                                                           SEC File Number:  000-52136
CUSIP Number:  G44470 10 5

(Check one):  ☒ Form 10-K ☐Form 20-F ☐Form 11-K    Form 10-Q ☐Form 10-D ☐Form N-SAR ☐Form N-CSR

For Period Ended: December 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Hellenic Solutions Corporation
Full Name of Registrant

Aegean Earth and Marine Corporation
Former Name if Applicable

5, Ihous Street
Address of Principal Executive Office (Street and Number)

Galatsi, Greece  11146
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)  ☒

(a)  The reason described in reasonable detail in Part III of this form could not be eliminated withoutunreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,

Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra Sheets if Needed)

As previously disclosed in its Current Report on Form 8-K filed with the Securities and Exchange Commission on March 28, 2011, the registrant’s Board of Directors (the “Board”) did not reappoint either of Mr. Stavros Ch. Mesazos or Mr. Konstantinos Moschopoulos as directors of the registrant, and as a result, effective March 22, 2011, Mr. Mesazos ceased serving as a director, Executive Chairman of the Board and member of the Compensation Committee of the Board, and Mr. Moschopoulos ceased serving as a director and member of the Audit Committee of the Board.  Due to these recent changes in the Board composition, the registrant requires an extension of time to file its Form 10-K for the year ended December 31, 2010 in order to allow its management team and advisors sufficient time to ensure the accuracy and completeness of the financial statements and disclosures.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Sofia Douskali, Chief Financial Officer	+ 0030 6944 670 158
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the changes in the composition of the Board and corresponding reassessment of the Company’s financial statements and disclosures as described under Part III above, the Company believes that there may be significant changes in its results of operations for the year ended December 31, 2010, as compared to its results of operations for the year ended December 31, 2009.  However, due to the ongoing nature of such reassessment, the Company is unable at this time to provide a reasonably estimate of the extent, if any, of such changes.

Hellenic Solutions Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 31, 2011	By:	/s/ Sofia Douskali
Sofia Douskali
Chief Financial Officer